UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number: 1-36780

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TopBuild Corp. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TopBuild Corp.

475 North Williamson Boulevard

Daytona Beach, Florida 32114

TOPBUILD CORP. 401(k) PLAN

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of the TopBuild Corp. 401(k) Plan and the Audit Committee of TopBuild Corp.:

We have audited the accompanying statement of net assets available for benefits of the TopBuild Corp. 401(k) Plan (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, for the year ended December 31, 2016, and Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ FRAZIER & DEETER, LLC

Tampa, FL

June 27, 2017

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of

TopBuild Corp. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of TopBuild Corp. 401(k) Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the period July 1 through December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of TopBuild Corp. 401(k) Plan as of December 31, 2015, and the changes in net assets available for benefits for the period July 1 through December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules, Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2015 and Schedule H, 4a – Schedule of Delinquent Participant Contributions for the period from July 1 through December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of TopBuild Corp. 401(k) Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Southfield, Michigan

June 27, 2016

TOPBUILD CORP. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS
Investments, at fair value	$211,469,849	$201,284,068
Receivables:
Notes receivable from participants	6,040,800	5,914,385
Participant contributions	360,524	337,544
Employer contributions	163,724	142,920
Other receivables	5,666	5,232
Total receivables	6,570,714	6,400,081
Total assets	218,040,563	207,684,149

LIABILITIES
Excess contributions payable	460,900	7,793
Net assets available for benefits	$217,579,663	$207,676,356

The accompanying notes are an integral part of the financial statements.

TOPBUILD CORP. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

Additions:
Investment activity:
Net appreciation in fair value of investments	$6,738,093
Interest and dividend income	7,621,752
Total investment activity	14,359,845
Participant contributions	16,377,300
Employer contributions	3,886,889
Participant rollover contributions	929,536
Interest income on notes receivable from participants	185,278
Total additions	35,738,848

Deductions:
Benefit payments	(25,763,988)
Administrative and other expenses	(71,553)
Total deductions	(25,835,541)

Net increase in assets	9,903,307

Net assets available for benefits:
Beginning of period	207,676,356
End of year	$217,579,663

The accompanying notes are an integral part of the financial statements.

TOPBUILD CORP. 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the TopBuild Corp. (the "Company", “we”, “our” or “TopBuild”) 401(k) Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General.  The Plan is a defined contribution plan covering hourly and salaried employees of the Company’s operating and administrative subsidiaries, not otherwise covered under a collective bargaining agreement, who met the Plan’s age and service requirements (“Eligible Employees”).  Eligible Employees may participate in the Plan on their date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is administered by the 401(k) Oversight Committee (the “Committee”).  The Committee has overall responsibility for the operation and administration of the plan.  The Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

On June 30, 2015, we became an independent, publicly traded company as a result of Masco Corporation (“Masco”) spinning off 100 percent of its Installation and Other Services businesses through a tax-free distribution of the stock of TopBuild to Masco’s shareholders (the “Separation”).  As a result of the Separation, the Plan was established effective July 1, 2015.  All affected Company employees who participated in the Masco 401(k) Plan automatically became participants in the Plan and were thereafter excluded from the Masco 401(k) Plan.  Masco 401(k) Plan assets of our participants were transferred to the Plan.

Contributions.  Participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan.  All employees who are eligible to participate under this Plan and who have attained the age of 50 before the close of the Plan year shall be eligible to make catch-up contributions.  Participants may also make rollover contributions representing distributions from individual IRAs, SEPs, 403(b) and 457 plans or other employers’ tax-qualified plans.  The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan.  These Company contributions, if applicable, may vary by division or subsidiary and are invested pursuant to the participant’s investment election.  Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.  Participants may direct contributions in one percent increments in any of the various investment options.  These options include professionally managed mutual funds, stock funds and a brokerage account which allows participants to buy, sell, or trade most publicly listed common stocks, corporate and government bonds or certificates of deposit.  These options vary in their respective strategies, risks and goals.  Participants may change their investment options daily.

Participant Accounts.  Each active participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions (if applicable), and (b) investment earnings, as defined in the Plan.  Plan administrative expenses are currently paid by the Company and not charged to participants’ accounts.  Certain expenses may be incurred by individual participants for special services relating to their accounts.  These costs are charged directly to the individual participant’s account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeited Employer Contributions.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting conditions may vary by division or subsidiary, but generally, Company matching contributions, plus earnings thereon, are subject to one year cliff-vesting for employees who started on or after April 1, 2016.  For those employees who started prior to April 1, 2016, Company matching contributions vested immediately.  Any forfeited amounts are used to reduce administrative expenses.    Accumulated forfeitures at December 31, 2016, and 2015, were $73,515 and $5,546, respectively.

TOPBUILD CORP. 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

Stock Funds.  The Plan allows participants to invest in the common stock of the Company through the TopBuild Corp. company stock fund (the “TopBuild Stock Fund”).  Prior to the Separation, Plan participants were able to invest in the Masco Corporation company stock fund (the “Masco Stock Fund”, collectively the “Company Stock Funds”).  Subsequent to the Separation, Plan participants can no longer contribute to the Masco Stock Fund.  Effective December 23, 2016, all investments in the Masco Stock Fund were sold and re-directed into Participants accounts based on their current investment elections.  Participants may not direct more than 25% of their contributions into the TopBuild Stock Fund and may not exchange more than 25% of their investments into the TopBuild Stock Fund.

Each participant who has an interest in the TopBuild Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her TopBuild Stock Fund account and is notified by the Trustee, Fidelity Management Trust Company (“Fidelity”) as defined by the Plan, prior to the time that such rights are to be exercised.  If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

The Company Stock Funds may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.  At December 31, 2016, the TopBuild Stock Fund was comprised of TopBuild Corp. common stock totaling $1,058,663 and cash and money market investments of $982.    At December 31, 2015, the TopBuild Stock Fund was comprised of TopBuild Corp. common stock totaling $718,270 and cash and money market investments of $953.    At December 31, 2015, the Masco Stock Fund was comprised of Masco common stock totaling $4,353,813 and cash and money market investments of $82,506.

Notes Receivable from Participants.  Generally, participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan.  Loan terms generally range from 1-5 years, or up to 15 years in limited circumstances.  Loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the last business day of the month prior to the date of the loan application.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits.  Generally, after separation from service due to termination, death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account either in a single lump-sum amount or in annual installments over a period not to exceed five years.  In-service and hardship withdrawals are distributed in a single payment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan financial statements and accompanying footnotes and schedule are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Accounting.  The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates.  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of additions and deductions during the reporting period.  Actual results could differ from these estimates and assumptions.

Risks and Uncertainties.  The Plan provides for various investment options in mutual funds and other investment securities.  Investment securities are exposed to various risks, including interest rate, market, and credit risks.  Due to the level of risk associated with certain mutual funds and other investment securities and the level of uncertainty related to changes in the value of mutual funds and other investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

TOPBUILD CORP. 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

Investment Valuation and Income Recognition.  Investments are stated at fair value using quoted market prices at December 31, 2016, and 2015.

Investment transactions are reflected on a trade date basis.  Interest income is recognized on the accrual basis of accounting.  Dividend income is recorded on the ex-dividend date and is allocated to participants’ accounts on the date of payment.  Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Fair Value Measurement.  The Plan follows fair value guidance provided in Accounting Statement Codification (“ASC”) 820 – Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  The guidance defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  Further, it defines a fair value hierarchy, as follows:  Level 1 inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.

Notes Receivable from Participants.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent notes receivable from participants are recorded as benefit payments based upon the terms of the Plan.

Payment of Benefits.  Benefits are recorded when paid.

Recently issues accounting pronouncements.    In January 2016, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. With certain exceptions, early adoption is not permitted. Plan management is currently evaluating the impact that ASU 2016-01 will have on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Plan’s net assets or changes in net assets.

3.  FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks.  Common stocks, including the Company Stock Funds, are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds.  Mutual funds are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (“NAV”) and transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

TOPBUILD CORP. 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

Collective trust funds.  Collective trust funds are valued based on NAV, which approximates fair value as of December 31, 2016.  Such basis is determined by reference to the respective fund’s underlying assets, which are primarily marketable equity and fixed income securities.

Brokerage accounts.  Participant directed investments could include common stocks, mutual funds, corporate or government bonds, or other investments that are valued on the basis of readily determinable market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2016 and 2015.

The following table sets forth by level, within the fair value hierarchy, the Plan’s invested assets at fair value as of December 31, 2016 and 2015:

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Measured at NAV	Total
Mutual funds	$205,703,011	$—	$—	$—	$205,703,011
Brokerage accounts	3,260,409	—	—	—	3,260,409
Collective trust funds	—	—	—	1,446,784	1,446,784
TopBuild Corp. company stock fund	1,059,645	—	—	—	1,059,645
Total invested assets at fair value	$210,023,065	$—	$—	$1,446,784	$211,469,849

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Measured at NAV	Total
Mutual funds	$194,117,392	$—	$—	$—	$194,117,392
Masco Corporation company stock fund	4,436,319	—	—	—	4,436,319
Brokerage accounts	2,011,134	—	—	—	2,011,134
TopBuild Corp. company stock fund	719,223	—	—	—	719,223
Total invested assets at fair value	$201,284,068	$—	$—	$—	$201,284,068

The following table summarizes investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2016.  Were the Plan to initiate a full redemption of the collective trust funds, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
FIAM Small Capitalization Core Commingled Pool - Class G	$780,819	None	Daily	90 days
Managed Income Portfolio - Class 1	665,965	None	Daily	Participants: none Sponsor: 12 months
Total investments measured at NAV	$1,446,784

4. INCOME TAX STATUS

The Plan received a determination letter dated October 27, 2016, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

TOPBUILD CORP. 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

5. PLAN TERMINATION

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA.  At the date of any such termination, all participants would become fully vested in their accounts and the TopBuild Corp. 401(k) Oversight Committee would direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses which would be prorated among the participants’ accounts.

6. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is also the Trustee as defined by the Plan; therefore, the purchases and sales qualify as party-in-interest transactions.  There were no fees paid by the Plan for investment management services for the year ended December 31, 2016.  Notes receivable from participants are also considered party-in-interest transactions.

The Plan invests in TopBuild Corp. common stock.  As of December 31, 2016, the value of the TopBuild Corp. common stock fund held by the plan was $1,059,645 (with common stock of $1,058,663 and cash and money market investments of $982).  As of December 31, 2015, the value of the TopBuild Corp. common stock fund held by the plan was $719,223 (with common stock of $718,270 and cash and money market investments of $953).

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2016	2015
Net assets available for plan benefits per the financial statements	$217,579,663	$207,676,356
Receivables:
Participant contributions	360,524	337,544
Employer contributions	163,724	142,920
Other receivables	5,666	5,232
Total receivables	529,914	485,696

Excess contributions payable	460,900	7,793
Net assets available for plan benefits per Form 5500	$217,510,649	$207,198,453

8. DELINQUENT PARTICIPANT CONTRIBUTIONS

As reported on Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ending December 31, 2015, certain participant contributions and loan repayments were not remitted to the trust within the period specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company.  The Company transmitted the related $139 in lost earnings to the Plan in 2016.

TOPBUILD CORP 401(k) PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

EIN: 47-3096382

PLAN: 001

FOR THE YEAR ENDED DECEMBER 31, 2016

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program
Check here if Late Participant Loan Repayments are included □	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	(VFCP) and Prohibited Transaction Exemption (PTE) 2002-51
Total 2015 (1) - $153,975	$—	$—	$—	$139

(1) Represents delinquent participant contributions from the August 21, 2015, payroll period.  On September 1, 2015, the Company transmitted the delinquent participant contributions and transmitted $139 in lost earnings to the Plan in 2016.

TOPBUILD CORP. 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 47-3096382

PLAN: 001

DECEMBER 31, 2016

(a)	(b) Name of Issuer / Title of Issue	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	MUTUAL FUNDS
*	Fidelity Freedom® 2025 Fund	Lifecycle fund	**	$46,650,937
*	Fidelity Freedom® 2030 Fund	Lifecycle fund	**	33,359,006
*	Fidelity Freedom® 2020 Fund	Lifecycle fund	**	30,030,532
*	Fidelity Freedom® 2035 Fund	Lifecycle fund	**	27,699,124
*	Fidelity Freedom® 2040 Fund	Lifecycle fund	**	16,145,734
*	Fidelity Freedom® 2045 Fund	Lifecycle fund	**	11,694,595
*	Fidelity Freedom® 2015 Fund	Lifecycle fund	**	10,234,585
*	Fidelity Freedom® 2050 Fund	Lifecycle fund	**	5,492,115
*	Fidelity® 500 Index Fund - Institutional Class	Domestic equity fund	**	3,581,115
*	Fidelity Freedom® 2010 Fund	Lifecycle fund	**	3,103,779
	Dodge & Cox Stock Fund	Domestic equity fund	**	3,040,929
	PIMCO Total Return Fund - Institutional Class	Bond fund	**	2,407,660
*	Fidelity Freedom® 2055 Fund	Lifecycle fund	**	2,266,687
*	Fidelity® Extended Market Index Fund - Premium Class	Domestic equity fund	**	1,699,502
*	Fidelity® Money Market Trust Retirement Government Money Market II Portfolio	Money market fund	**	1,603,805
	Harbor Capital Appreciation Fund - Institutional Class	Domestic equity fund	**	1,500,573
*	Fidelity® Global ex U.S. Index Fund - Premium Class	International fund	**	1,302,342
*	Fidelity Freedom® 2060 Fund	Lifecycle fund	**	1,143,743
*	Fidelity® Diversified International Fund - Class K	International fund	**	1,010,458
*	Fidelity Freedom® Income Fund	Lifecycle fund	**	806,440
*	Fidelity® U.S. Bond Index Fund - Premium Class	Bond fund	**	729,157
*	Fidelity Freedom® 2005 Fund	Lifecycle fund	**	200,193
	Total mutual funds			205,703,011

	COLLECTIVE INVESTMENT FUNDS
*	FIAM Small Capitalization Core Commingled Pool - Class G	Collective trust fund	**	780,819
	Managed Income Portfolio - Class 1	Collective trust fund	**	665,965
	Total collective investment funds			1,446,784

	BROKERAGE ACCOUNTS
	Brokerage account	BrokerageLink® accounts	**	3,260,409
	Total brokerage accounts			3,260,409

	COMPANY STOCK FUNDS
*	TopBuild Corp.	Company common stock fund	**	1,059,645
	Total company stock funds			1,059,645

	TOTAL INVESTMENTS AT FAIR VALUE			211,469,849
*	Notes receivable from participants	Loans collateralized by participant plan balances, maturities from 2016-2031, interest rates from 3.25% to 10.00%		6,040,800
	TOTAL			$217,510,649

(*)  Indicates a party-in-interest

(**) Historical cost information not required for participant directed investments

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOPBUILD CORP.

	By:	/s/ John S. Peterson
	Name:	John S. Peterson
	Title:	Vice President and Chief Financial Officer

June 27, 2017

EXHIBITS

Exhibit No.	Exhibit Title

23.1	Consent of Frazier & Deeter, LLC relating to the Plan's financial statements
23.2	Consent of Grant Thornton LLP relating to the Plan's financial statements